Exhibit 99.2

Annex A

Annex A is hereby amended and restated as follows:

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C., each of whom is a citizen of the United States but for Mr. Lucas who is a citizen of France. Also set forth below is the number of shares of Class C Common Stock beneficially owned by such persons as of end of business on January 12, 2025. Shares reflected include the following number of shares of Class C Common Stock received in the in-kind distributions described further in Comment 1 to Item 2 to this Amendment No. 10: on December 9, 2024: Egon Durban (60,239), Kenneth Hao (55,624), Gregory Mondre (56,330); Joseph Osnoss (18,130) and Christian Lucas (9,897); on December 10, 2024: Egon Durban (34,578), Kenneth Hao (11,125), and Gregory Mondre (12,074); on December 27, 2024: Christian Lucas (16,726); and on January 10, 2025: Egon Durban (40,451), Kenneth Hao (37,241), Christian Lucas, (6,625), Gregory Mondre (37,732), and Joseph Osnoss (12,034).

In the past 60 days, there have been no other transactions by such persons in the Class C Common Stock, except that (i) on December 9 and December 12, 2024, an investment entity affiliated with Mr. Hao, sold 976 and 137 shares, respectively, at average weighted prices of $123.79 and $119.71, (ii) on December 16, 2024, investment entities affiliated with Mr. Hao, sold 60,980 and 4,656 shares, respectively at an average weighted price of $120.05 and (iii) on December 24, 2024, Mr. Osnoss transferred 3,360 shares to a donor advised fund.

Name	Business Address	Principal Occupation	Class C Common Stock Beneficially Owned
Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.	1,035,720
Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Member of Silver Lake Group, L.L.C.	37,241
Christian Lucas	2, rue Edward Steichen; L-2540 Luxembourg	Managing Partner and Managing Member of Silver Lake Group, L.L.C.	35,691
Gregory Mondre	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Co-CEO and Managing Member of Silver Lake Group, L.L.C.	399,805
Joseph Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Partner and Managing Member of Silver Lake Group, L.L.C	125,455